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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               (Amendment No. 1 )*


                                  Be Free, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    073308108
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   / / Rule 13d-1(b)
                   / / Rule 13d-1(c)
                   /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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------------------------                               ------------------------
CUSIP No. 073308108                   13G                Page  2  of  5  Pages
------------------------                               ------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).        Name of Issuer:  Be Free, Inc. (the "Company")
                  --------------

Item 1(b).        Address of Issuer's Principal Executive Offices: 154 Crane
                  -----------------------------------------------
                  Meadow Road, Marlborough, Massachusetts 01752


Item 2(a)                                       Item 2(b)                                 Item 2(c)
---------                                       ---------                                 ---------
                                                                                    Citizenship or Place
Name of Person Filing                           Address                                of Organization
---------------------                           -------                                ---------------
Highland Capital Partners IV Limited            Two International Place                    Delaware
    Partnership ("Highland Capital"),           Boston, MA 02110
    a Delaware limited partnership

Highland Management Partners IV LLC             Two International Place                    Delaware
    ("Highland Management"), a Delaware         Boston, MA 02110
    limited liability company and the
    sole general partner of Highland Capital

Robert F. Higgins, Paul A. Maeder, Daniel J.    Two International Place                 United States
    Nova, Keith E. Benjamin and Wycliffe K.     Boston, MA 02110
    Grousbeck, the managing members of
    Highland Management (the "Investing
    Managing Members")


Item 4.           Ownership.
                  ---------

                  Not Applicable.

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, $0.01 par value per share, of the Company.


ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 11, 2000 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF BE FREE, INC. REMAIN UNCHANGED.


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------------------------                               ------------------------
CUSIP No. 073308108                   13G                Page  3  of  5  Pages
------------------------                               ------------------------


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2001


HIGHLAND CAPITAL PARTNERS IV
  LIMITED PARTNERSHIP

By: Highland Management
       Partners IV LLC, Its General Partner

      By:  /s/ Robert F. Higgins
           ------------------------
           Managing Member

HIGHLAND MANAGEMENT PARTNERS IV LLC


By:   /s/ Robert F. Higgins
      ------------------------
      Managing Member


/s/ Robert F. Higgins
-------------------------
Robert F. Higgins


/s/ Paul A. Maeder
-------------------------
Paul A. Maeder


/s/ Daniel J. Nova
-------------------------
Daniel J. Nova


/s/ Keith E. Benjamin
-------------------------
Keith E. Benjamin


/s/ Wycliffe K. Grousbeck
-------------------------
Wycliffe K. Grousbeck




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------------------------                               ------------------------
CUSIP No. 073308108                   13G                Page  4  of  5  Pages
------------------------                               ------------------------


                                  Exhibit Index


   Exhibit No.                   Description                    Page No.
   -----------                   -----------                    --------
        1                   Agreement of Joint Filing              5







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------------------------                               ------------------------
CUSIP No. 073308108                   13G                Page  5  of  5  Pages
------------------------                               ------------------------


                                                                       Exhibit 1
                                                                       ---------
                            AGREEMENT OF JOINT FILING
                            -------------------------

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed on behalf of all of the undersigned with respect to the ownership of shares of Common Stock of Be Free, Inc.

         This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED as a sealed instrument this 5th day of February, 2001.

HIGHLAND CAPITAL PARTNERS IV
  LIMITED PARTNERSHIP

By: Highland Management
       Partners IV LLC, Its General Partner

      By:  /s/ Robert F. Higgins
           ------------------------
           Managing Member

HIGHLAND MANAGEMENT PARTNERS IV LLC


By:   /s/ Robert F. Higgins
      ------------------------
      Managing Member


/s/ Robert F. Higgins
-------------------------
Robert F. Higgins


/s/ Paul A. Maeder
-------------------------
Paul A. Maeder


/s/ Daniel J. Nova
-------------------------
Daniel J. Nova


/s/ Keith E. Benjamin
-------------------------
Keith E. Benjamin


/s/ Wycliffe K. Grousbeck
-------------------------
Wycliffe K. Grousbeck